# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NaaS Technology Inc., CIK 0001712178
CUSIP: 62955X409
Title of class of securities: Class A ordinary shares, par value $0.000001 per share
Address of issuer's principal executive offices: Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024
Date of event which requires filing of this statement: 08/31/2026
Amends the filing with accession number 0001185185-26-003123
Filed by CIK 0001934978
Persons authorized to receive notices and communications: Newlinks Technology Limited, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066; Newlink Envision Limited, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066; Newlink Linkage Limited, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066; Newlink Digital Energy Holding, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066

## Reporting persons
- Newlinks Technology Limited (CIK 0001934978): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 40,754,920,572; sole dispositive power 0; shared dispositive power 40,754,920,572; aggregate amount beneficially owned 40,754,920,572 (51.9% of the class)
  Comment: Note to Rows 8, 10, 11: Consists of (a) 18,051,532,800 Class A ordinary shares of the Issuer directly held by Newlink Envision Limited ("Envision"), a wholly-owned subsidiary of Newlinks Technology Limited ("Newlink"); (b) 5,395,840,000 Class A ordinary shares of the Issuer directly held by Newlink Linkage Limited ("Linkage") which Newlink is entitled to vote, representing the portion of the 6,400,000,000 Class A ordinary shares of the Issuer held by Linkage that corresponds to Newlink's 84.31% equity interest in Linkage; (c) 16,000,000,000 Class A ordinary shares of the Issuer directly held by Newlink Digital Energy Holding Limited ("Digital"); (d) 158,121,394 Class B ordinary shares of the Issuer directly held by Envision; (e) 37,848,450 Class B ordinary shares of the Issuer directly held by Newlink; (f) 898,883,538 Class C ordinary shares of the Issuer directly held by Envision; and (g) 212,694,390 Class C ordinary shares of the Issuer directly held by Newlink. The voting power of all Class B ordinary shares directly and indirectly held by Newlink is controlled by Zhen Dai and the voting power of Class C ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Directors and executive officers of Newlink beneficially owning more than 1 percent of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5 percent of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the Joy Capital) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row 13: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 78,585,180,281 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 77,277,632,509 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of August 31, 2026, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited ("LMR") on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.
  
  The voting power of the shares beneficially owned represented 53.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the reporting person as a single class (consisting of 39,447,372,800 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of August 31, 2026. Newlink also owns 16,000,000 non-convertible Class D ordinary shares through Envision, which entitles it to 8,000,000,000 additional votes, giving it 57.7% total voting power, which is calculated by dividing the total voting power of the reporting person (consisting of 39,447,372,800 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of August 31, 2026. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares or Class D ordinary shares under any circumstances. Holders of Class D ordinary shares are entitled to five hundred votes per share. Class D ordinary shares are not convertible into any other class of share issued by the Issuer, nor into any ADSs representing the Issuer's Class A ordinary shares.
- Newlink Envision Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 19,108,537,732; sole dispositive power 0; shared dispositive power 19,108,537,732; aggregate amount beneficially owned 19,108,537,732 (24.3% of the class)
  Comment: Note to Rows 8, 10, 11: Consists of (a) 18,051,532,800 Class A ordinary shares of the Issuer held by Envision; (b) 158,121,394 Class B ordinary shares of the Issuer held by Envision; and (c) 898,883,538 Class C ordinary shares of the Issuer held by Envision. Envision is wholly owned by Newlink. The voting power of all Class B ordinary shares held by Envision is controlled by Zhen Dai and the voting power of Class C ordinary shares held by Envision is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Envision is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. The registered address of Envision is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row 13: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 78,585,180,281 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 77,277,632,509 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of August 31, 2026, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.
  
  The voting power of the shares beneficially owned represented 26.3% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the reporting person as a single class (consisting of 18,051,532,800 Class A ordinary shares, 158,121,394 Class B ordinary shares and 898,883,538 Class C ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of August 31, 2026. Envision also directly owns 16,000,000 non-convertible Class D ordinary shares, which entitles it to 8,000,000,000 additional votes, giving it 32.9% total voting power, which is calculated by dividing the total voting power of the reporting person (consisting of 18,051,532,800 Class A ordinary shares, 158,121,394 Class B ordinary shares, 898,883,538 Class C ordinary shares and 16,000,000 Class D ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of August 31, 2026.
- Newlink Linkage Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,395,840,000; sole dispositive power 0; shared dispositive power 5,395,840,000; aggregate amount beneficially owned 5,395,840,000 (6.9% of the class)
  Comment: Note to Rows 8, 10, 11: Consists of 5,395,840,000 Class A ordinary shares of the Issuer held by Linkage which Newlink is entitled to vote, representing the portion of the 6,400,000,000 Class A ordinary shares of the Issuer held by Linkage that corresponds to Newlink's 84.31% equity interest in Linkage. Linkage is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. The registered address of Linkage is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row 13: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 78,585,180,281 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 77,277,632,509 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of August 31, 2026, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.
  
  The voting power of the shares beneficially owned represented 6.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the reporting person as a single class (consisting of 5,395,840,000 Class A ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of August 31, 2026. Linkage's total voting power is 6.0%, which is calculated by dividing the total voting power of reporting person by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of August 31, 2026.
- Newlink Digital Energy Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 16,000,000,000; sole dispositive power 0; shared dispositive power 16,000,000,000; aggregate amount beneficially owned 16,000,000,000 (20.4% of the class)
  Comment: Note to Rows 8, 10, 11: Consists of 16,000,000,000 Class A ordinary shares of the Issuer held by Digital. Digital is a company incorporated under the laws of the Cayman Islands. The registered address of Digital is at 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row 13: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 78,585,180,281 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 77,277,632,509 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of August 31, 2026, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.
  
  The voting power of the shares beneficially owned represented 19.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the reporting person as a single class (consisting of 16,000,000,000 Class A ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of August 31, 2026. Digital's total voting power is 17.9%, which is calculated by dividing the total voting power of reporting person by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of August 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.000001 per share
Name of issuer: NaaS Technology Inc.
Address of issuer's principal executive offices: Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024
Comment:
Explanatory Note:

This Amendment No. 10 to Schedule 13D is filed by the undersigned to amend the statement on Schedule 13D, filed on June 23, 2022 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 17, 2023, Amendment No. 2 to Schedule 13D filed with the SEC on October 19, 2023, Amendment No. 3 to Schedule 13D filed with the SEC on November 29, 2023, Amendment No. 4 to Schedule 13D filed with the SEC on December 21, 2023, Amendment No. 5 to Schedule 13D filed with the SEC on July 19, 2024, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2024, Amendment No. 7 to Schedule 13D filed with the SEC on September 4, 2025, Amendment No. 8 to Schedule 13D filed with the SEC on December 2, 2025 and Amendment No. 9 to Schedule 13D filed with the SEC on July 24, 2026 (collectively, the "Original Filing"). Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing. CUSIP number 62955X409 has been assigned to the American depositary shares ("ADSs") of the issuer, which are quoted on the Nasdaq Capital Market under the symbol "NAAS." Each ADS represents 3,200 Class A ordinary shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end:

On August 28, 2026, the Company entered into a Securities Purchase Agreement (the "SPA") with Envision and certain third-party purchasers (the "Purchasers"), pursuant to which the Company agreed to issue and sell to the Purchasers, in a private placement, an aggregate of 24,024,022,400 Class A ordinary shares (corresponding to 7,507,507 ADSs, each representing 3,200 Class A ordinary shares), together with warrants to purchase up to an additional 22,880,022,400 Class A ordinary shares (corresponding to 7,150,007 ADSs) ("Warrants"), for aggregate gross proceeds in cash of US$25,000,000. Envision, as one of the Purchasers, purchased 11,531,532,800 Class A ordinary shares and Warrants to purchase up to 10,982,412,800 Class A ordinary shares according to the SPA. The closing of the SPA occurred on August 31, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented in its entirety as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. In connection with the closing of the SPA, Envision was issued Warrants to purchase up to 10,982,412,800 Class A ordinary shares of the Issuer. To exercise the Warrant, the holder of the Warrant shall provide the Company with written notice of its intention to exercise the Warrant (in whole or in part) at least 61 calendar days prior to the date on which the holder delivers a Notice of Exercise pursuant to the Warrant. Each Warrant will be exercisable for Class A ordinary shares represented by ADSs at an exercise price of US$3.4965 per ADS (equivalent to approximately US$0.001093 per Class A ordinary share), subject to adjustment as provided in the Form of Warrant. The Warrants will be exercisable from the applicable issue date until 5:00 p.m. (New York City time) on August 31, 2031.

Except as set forth above, the Reporting Persons have no present plan or proposal to acquire additional securities of the Issuer. They intend to review their shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses of each reporting person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by each reporting person by a total of 78,585,180,281 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 77,277,632,509 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of August 31, 2026, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.

The percentage of voting power is calculated by dividing the voting power of the Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of each reporting person as a single class by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of August 31, 2026. Newlink also owns 16,000,000 non-convertible Class D ordinary shares through Envision, which entitles it to 8,000,000,000 additional votes, giving it 57.7% total voting power, which is calculated by dividing the total voting power of Newlink (consisting of 39,447,372,800 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of August 31, 2026. Holders of Class A ordinary shares are entitled to one vote per share. The voting power of Class D ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares or Class D ordinary shares under any circumstances. Holders of Class D ordinary shares are entitled to five hundred votes per share. Class D ordinary shares are not convertible into any other class of share issued by the Issuer, nor into any ADSs representing the Issuer's Class A ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is hereby incorporated by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither the reporting persons nor to the best of their knowledge, any of the following persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days: DAI Zhen (Chief Executive Officer of Newlink, Director and Chief Executive Officer of Envision), WANG Yang, SUN Weilin, WANG Chunxiang, CHEN Zhongjue (employee of Bain Capital), LIU Erhai (employee of Joy Capital), ZHANG Hao (employee of CMB International Securities Limited), SHEN Yuanjiang (employee of China International Capital Corporation), YU Jiang (employee of China Merchants Capital) (collectively, "Directors and Executive Officers"), each a Director of Newlink, and each a citizen of China except for YU Jiang (Citizenship: Canada). The business address of the Directors and Executive Officers is Newlink Center, Area G, Building 7, Huitong Times Square,No. 1, Yaojiayuan South Road, Chaoyang District, Beijing.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the reporting persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 is hereby incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement dated September 8, 2026 by and among the reporting persons

Exhibit B: Securities Purchase Agreement dated August 28, 2026

Exhibit C: Warrant to Purchase Ordinary Shares Represented by American Depositary Shares

## Signatures
- Newlinks Technology Limited: /s/ Zhen Dai, Zhen Dai/Director (09/08/2026)
- Newlink Envision Limited: /s/ Zhen Dai, Zhen Dai/Director (09/08/2026)
- Newlink Linkage Limited: /s/ Zhen Dai, Zhen Dai/Director (09/08/2026)
- Newlink Digital Energy Holding Limited: /s/ Zhen Dai, Zhen Dai/Director (09/08/2026)